UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

NOTIFICATION OF LATE FILING

                                           SEC File No: 000-23319

FORM 10-QSB FOR THE PERIOD ENDING June 30, 2004

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Avani International Group Inc.

Address of Principal Executive Offices

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2

PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in Part III.

(a)

See Part III.

(b)

The subject report will be filed on or before August 20, 2004.

(c)

No attachments

PART III - NARRATIVE

Due to unforeseen event, the Company is unable to complete its Form 10-QSB. Consequently, the Company could not complete the Form 10-QSB without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Windy Lam (604) 525-2386

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

Yes.

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes.

Similar to the Company’s Form 10-QSB report for the period ended March 31, 2004, the results of operations for the six month period in 2004 will include the results of operations of Avani O2 Water Sdn. Bhd., a Malaysian company (“Avani O2”) while the comparative period in 2003 will not include the results of Avani O2. Accordingly, the results for the 2004 will differ significantly from the results of the 2003 period.

AVANI INTERNATIONAL GROUP INC.

August 4, 2004                           /s/ Dennis Robinson

                                         Dennis Robinson

                                         Chief Accounting Officer

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